EXHIBIT 99.1

Elbit Vision Systems Announces Second Quarter 2015 Results

Expectations for 2015: revenue around $10m (+50% YOY) and net income $2.3m+ (+250% YOY)

Q2 revenue $1.92m (+22% YOY); net income $493k compare to $16k

CAESAREA, Israel, Aug. 12, 2015 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the three month period ending June 30, 2015.

Second Quarter 2015 Results

Revenues for the quarter were $1.92 million, representing an increase of 22% compared to $1.57 million in the second quarter of 2014.

Gross profit for the quarter was $1.12 million, representing 58.5% of revenues, an increase of 40% compared to $800 thousand for the second quarter of 2014, which represented 50.9% of revenues.

Operating income for the quarter was $502 thousand (26.1% of revenue), an increase of 115% compared to $234 thousand (14.9% of revenues) in the second quarter of 2014.

Net income was $493 thousand (25.7% of revenue), compared to $16 thousand (1% of revenues) in the second quarter of 2014.

Sam Cohen, CEO of EVS commented, "We are very pleased with our second quarter results. They demonstrate strong year-over-year growth in revenue and a significant increase in net profits. Strong sales in our core products, IQ-TEX4 and SVA, along with ever increasing iBar sales have provided a consistent and growing backlog of orders, which gives clear visibility into revenues for the coming quarters. Based on this, we are expecting full year 2015 revenues of around $10 million with net income of around $2.3 million. We believe that EVS is now at the inflexion point where several positive trends are converging, and this will lead to significant and accelerating growth for EVS in 2015 and beyond."

Conference call details

The Company will also host a conference call today, August 12, starting at 9:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 866 744 5399	at 9:00 am Eastern Time
Israel:	03 918 0687	at 4:00 pm Israel Time
International:	+972 3 918 0687

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems's website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2015
IN U.S. DOLLARS

	Jun-30		Dec-31
	2015	2014	2014

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	1,413	289	1,067
Restricted deposit (short term)	32	34	44

Trade account receivable	1,352	1,206	901
Other receivable	178	158	110
Inventories	1,106	938	965
Total current assets	4,081	2,625	3,087

LONG-TERM RECEIVABLES:

Severance pay fund	200	299	194
Other long-term receivables	89	101	79
Total long-term receivables	289	400	273

PROPERTY AND
EQUIPMENT (net of
accumulated depreciation and
amortization)	26	25	27

OTHER ASSETS --
Goodwill	242	242	242

Total assets	4,638	3,292	3,629

	Jun-30		Dec-31
	2015	2014	2014

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	183	183
Current Maturities of Loan from Shareholder and Other	86	370	170

Accounts payable Trade	721	670	637
Deferred revenues	762	466	578
Other payable	519	657	457
Total current liabilities	2,271	2,346	2,025

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	398	658	484
Other Long Terms liabilities	482	652	526
Accrued severance pay	213	317	207
Total long-term liabilities	1,093	1,627	1,217
Total liabilities	3,364	3,973	3,242

SHAREHOLDERS' EQUITY (DEFICIENCY)	1,274	(681)	387

Total liabilities and shareholders' equity	4,638	3,292	3,629

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2015
IN U.S. DOLLARS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2015	2014	2015	2014	2014

	U.S. dollars in thousands (except per share data)

REVENUES	3,870	2,911	1,921	1,573	6,644

COST OF REVENUES	1,626	1,465	798	773	3,145
GROSS PROFIT	2,244	1,446	1,123	800	3,499

RESEARCH AND DEVELOPMENT	289	232	158	125	560
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	611	474	267	257	1,187
General and administrative	385	355	196	184	729

OPERATING PROFIT	959	385	502	234	1,023

FINANCIAL EXPENSES - net	(103)	(194)	(9)	(218)	(365)

PROFIT BEFORE TAXES ON INCOME	856	191	493	16	658

TAXES ON INCOME	--	--	--	--	--
NET PROFIT FOR THE PERIOD	856	191	493	16	658

PROFIT PER SHARE BASIC	0.010	0.002	0.006	0.000	0.008
PROFIT PER SHARE DILUTED	0.010	0.002	0.006	0.000	0.008
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF PROFIT PER SHARE:
BASIC (IN THOUSANDS)	85,375	80,798	85,375	80,798	82,183
DILUTED (IN THOUSANDS)	85,481	80,798	85,420	80,798	83,519
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com